UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

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ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

November 6, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

 ALBERTA STAR ANNOUNCES RESULTS OF PRELIMARY SAMPLING OF URANIUM & SILVER TAILINGS AND WASTE DUMPS AT ELDORADO/ECHO BAY MINE

Alberta Star Development Corp., (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has completed a preliminary sampling of the uranium-silver tailings and waste dumps located at the Company’s Eldorado IOCG and uranium project. The tailings are from the former producing Eldorado uranium mine (1933-1960) and Echo Bay Uranium, silver, copper mines (1962-1982). These mines are located in Alberta Star’s project area.

The Company has completed a detailed sampling program of the Uranium-silver mine tailings and waste dumps and as a result of the sampling program the Company has begun preparation for a definition de-lineation drill program of the un-mined areas and extensions of the Eldorado uranium-silver mine to determine if there is a potential resource to support the recommencement of commercial production at the mine sites. Assay results are pending for copper, gold, silver, nickel, cobalt and uranium.

These mines are reported to have milled approximately 2.2 million tons of high grade uranium-silver ores leaving behind approximately 1.7 million tons of uranium-silver tailings. (Normin NTGO; SENES Report 2005). The Eldorado Uranium Mine formerly mined and produced 15,000,000 pounds of uranium at a head grade of 0.75% U308 and 8 million ounces of silver, plus, copper, nickel, lead at Eldorado, Port Radium commencing in 1933. The Echo Bay mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton up until its closure in 1982.

Approximately 910,000 tons of uranium-silver tailings are currently contained in the Radium Lake and Cobalt Channel areas and additional 800,000 tons of silver tailings are stored in the McDonough Lake containment area (SENES/CDUT Report 2005). An estimated 170,000 tons of uranium tailings were placed in surface depressions and in the Silver Point area and the remaining 740,000 tons were placed in the Cobalt Channel area of the Great Bear Lake.

Preliminary assay results were completed by the Company under the supervision of Dr. H. Mumin Ph.D., P.Eng., Alberta Star’s designated Qualified Person for the Eldorado & Contact Lake IOCG & uranium projects. The uranium-silver mine tailings samples were taken from 5 separate containment areas at 83 different sample sites produced the following results:

Eldorado / Echo Bay Mine - Uranium & Silver Tailings

Summary of Tailings Assays from Summer 2006 Field Work
	Number of	Copper (Cu)	U3O8	U3O8	Silver (Ag)	Cobalt (Co)	Nickel (Ni)
Location of Sampling	Samples	wt %	wt %	lb/t	g/t(Ounces/t)	wt %	wt %
Radium Lake Spill Zone	8	0.500	0.257	5.66	12 (0.38)	0.280	0.090
Radium Lake	16	0.254	0.062	1.37	70 (2.24)	0.060	0.026
McDonough Lake	44	0.143	0.025	0.55	131 (4.22)	0.035	0.045
	Average of 68	0.211%	0.061%	1.34	130 (3.30)	0.070%	0.046%

Labine Point Causeway	11	0.649	0.207	4.56	210 (6.76)	0.108	0.075
Great Bear Lake	4	0.295	0.041	0.90	878 (28.23)	0.031	0.050
	Average of 15	0.555%	0.163%	3.58	388 (12.49)	0.087%	0.068%

Labine Point Causeway	2 oversize	0.088	0.015	0.33	75 (2.40)	0.016	0.022
Radium Lake	5 oversize	0.240	0.108	2.38	31 (0.99)	0.126	0.055
	Average of 7	0.197%	0.081%	1.79	43 (1.40)	0.095%	0.046%

Eldorado / Echo Bay Mine - Uranium & Silver Tailings Summary

Average of 83 tailings sample sites at Port Radium
Copper (Cu)	U3O8	U3O8	Silver (Ag)	Cobalt (Co)	Nickel (Ni)
wt %	wt %	lb/t	g/t(Ounces/t)	wt %	wt %
0.273%	0.079%	1.75	154 (4.96)	0.073%	0.050%

Notes:
*Sample spacing is irregular and taken where available
*Assay results are preliminary and subject to natural metal leaching and/or enrichment
*Tailings samples ranged in size from ~1 to 5 Kg
*Tailings from Radium Lake and Labine Point causeway are contaminated with waste rock and were sieved to  -20 mesh to remove most of the waste rock gangue
*The oversize material (assumed waste rock) carries metal values
*The results of this work are interpreted to indicate that full tailings delineation and assaying is warranted

The sampling of tailings and drill core was prepared and analyzed in accordance with industry standards.  All uranium-silver mine tailings samples were sent ACME Analytical Laboratories located in Vancouver, BC for analysis. ACME is a registered analytical lab for analysis of ICP-MS and ICP-FA techniques.

The Company’s intends is to quantify the precious metals situated in ground and in the surrounding surface waste areas and to assess the re-processing of the uranium-silver tailings and blending additional ore from the various project areas. The Company intends to work closely with Canadian Federal Government, Indian & Northern Affairs Canada, First Nations peoples and industry and the Company will commence any and all environmental baseline studies that would eliminate any environmental concerns and re-mediate any areas that would be currently affected by proposed development.

THE ELDORADO URANIUM MINE - ELDORADO URANIUM DISTRICT

The Eldorado uranium mine formerly mined and produced 15 million pounds of uranium at a head grade of 0.75% U308 and 8 million ounces of silver plus, copper, nickel, radium, and lead at Eldorado - Port Radium area commencing in 1933.  The Eldorado mine has about 25 miles of existing underground workings developed on fourteen levels. The Eldorado Uranium mine was formerly one of Canada’s principal producers of uranium concentrates during the 1930’s to 1960’s. The Echo Bay mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton up until its closure in 1982.  The Company has assembled a highly regarded IOCG & uranium technical group of experts that believes the Eldorado district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The November 6, 2006 spot price for uranium is now $60.00 US per pound.

SAMPLING METHOD & APPROACH-URANIUM & SILVER TAILINGS SAMPLING

Clean tailings samples were collected from underwater using a soft-sediment coring missile capable of penetrating up to 0.5 meters and collecting 1.0 to 1.5 kg samples.  Exposed surface tailings were recovered from shallow pits dug through mixed capping materials with pick and shovel, and are comprised of mixed waste-rock with tailings sands.  All tailings material was sieved to (–20) mesh to remove waste-rock fragments prior to samples being bagged and shipped to the laboratories for assay.  Some material is subject to contamination from the waste-rock.  Samples of the oversize rejects were also assayed and carried significant metal values.  All tailings are subject to natural metal leaching and migration effects, and consequently, accurate estimates of the overall tailings grade cannot be made until full de-lineation drilling has been carried out.

ALBERTA STAR PLANS PRE-FEASIBILITY FOR URANIUM-SILVER TAILINGS RECOVERY

As a result of the positive producing assay results the Company intends to define an in ground resource  and proceed to a pre-feasibility investigation comprised of full de-lineation drilling and preliminary metallurgical testing to determine recoveries from this potential uranium-silver resource.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 670 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 51,000 acres in size. The Company’s Eldorado & Contact Lake Permit areas are located in the Eldorado Mining District which covers dozens of known or recorded silver, copper, gold, bismuth, molybdenum, tungsten and uranium occurrences in the Proterozoic andesitic stratovolcano complex of the Echo Bay district. The Eldorado IOCG Project area includes two past producing high grade silver and uranium mines, the Echo Bay Silver which produced 23,779,178 ounces of silver and the Eldorado Uranium produced 15 million pounds of uranium and 8 million ounces of silver.  The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company’s land package ownership. The Company is the first mineral exploration company in 75 years to successfully stake, acquire and permit one entirely contiguous land package in this mineral rich region of Canada’s Northwest Territories. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado/Echo Bay Mineral Belt is recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in northern Canada. The Company is committed to creating shareholder value.  Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.